UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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In the matter of

Central and South West Corporation                           REPORT FOR PERIOD
CSW International, Inc.                                      July 1, 1998 to
CSW Energy, Inc.                                             September 30, 1998
Dallas, Texas  75266                                         PURSUANT TO RULE 24

File No.  070-8809

         This  report  is filed  under  Rule 24 of the  Public  Utility  Holding
Company Act of 1935 by Central and South West Corporation ("CSW") and CSW International, Inc. ("CSW International"), a wholly owned subsidiary of CSW.

Under HCAR 35-26383, CSW International is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") and to provide consulting services with respect to the same.

Under HCAR 35-26653, CSW is authorized to invest the proceeds from the issuance and sale of common stock and debt in EWGs and FUCOs, and to guarantee the obligations of such entities, as defined.

Attached  is the  information  required  pursuant  to  HCAR  35-26383  and  HCAR
35-26653.

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any other project parent, indicating the amount and type of such investment and identifying the facility with respect to which such project parent was organized. See Exhibit A.

(2) Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any project parent to a third person. See Exhibit B.

(3)  A balance sheet as of the relevant report date. See Exhibit C.

(4)  An income statement for the quarter ended. See Exhibit D.


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(5)  Information on intercompany  transactions with CSW International related to
     CSW International's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided,
     (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, or any project parent pursuant to this application declaration. See Exhibit E.

(6)  A  computation   in  accordance   with  rule  53(a)  (as  modified  by  the
     Commission's order) of CSW's aggregate investment in Exempt Entities. See Exhibit F.

(7) A statement of such aggregate investment as a percentage of the following as of the end of such quarter:
                  Total capitalization               10%
                  Net Utility Plant                  11%
                  Total Consolidated Assets           7%
                  Market Value of Common Equity      16%

(8) Consolidated capitalization ratios as of the end of such quarter, with consolidated debt, to include all short-term debt and non-recourse debt of Exempt Entities to the extent normally consolidated under applicable financial reporting rules. See Exhibit G.

(9)  The market-to-book ratio of CSW's common stock at the end of such quarter.
                  165%

(10) An  analysis  of  the  growth  in  consolidated   retained  earnings  which
     segregates total earnings growth attributable to Exempt Entities from that attributable to other subsidiaries of CSW. See Exhibit H.

(11) A statement of revenues and net income of each Exempt Entity for the twelve months ended as of the end of such quarter. CSW International Two, Inc. (SEEBOARD,) Newgulf Power Venture, and Energia International are the only entities that are not development stage enterprises. For the Income Statement of CSW International Two, Inc., refer to Exhibit I; for Newgulf Power Venture, refer to Exhibit I-1, and for Energia International, refer to Exhibit J.


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                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 30th day of November, 1998.



                                             CSW International, Inc.


                                             /s/ Sandra S. Bennett
                                                 Sandra S. Bennett
                                                 Controller